SO
3/11/04

VP 3-4-04

04001789

[UNIT]ED STATES
[SECURITIES AND] EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unified Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 N. Pennsylvania St.
(No. and Street)

Indpls, IN 46204
(City) (State) (Zip Code)

RECEIVED FEB 26 2004 WASHINGTON, D.C. 181 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Highsmith 317-917-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JD Cloud & Co LLP
(Name – *if individual, state last, first, middle name*)

1100 Mercantile Center 120 E 4th St Cincinnati, OH 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Highsmith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unified Financial Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen D. Highsmith, Jr.
Signature

PRESIDENT & CEO
Title

Judy K Lynch JUDY K LYNCH
Notary Public

COMMISSION EXPIRES 11-06-08

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIFIED FINANCIAL SECURITIES, INC.

(A Wholly Owned Subsidiary of United Financial Services, Inc.)

FINANCIAL STATEMENTS

Year Ended December 31, 2003

and

INDEPENDENT AUDITORS' REPORT

and

SUPPLEMENTARY INFORMATION AND REPORT

ON INTERNAL CONTROL STRUCTURE

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

CINCINNATI, OHIO

UNIFIED FINANCIAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)

FINANCIAL STATEMENTS

Years Ended December 31, 2003

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of Unified Financial Securities, Inc. at December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unified Financial Securities, Inc. at December 31, 2003 , and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A, B and C are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 3, 2004

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENT OF FINANCIAL CONDITION
At December 31, 2003

ASSETS

Current Assets:		
Cash and cash equivalents:		
Deposits with clearing organizations	$	25,251
Investments in money market funds		190,694
Total cash and cash equivalents		215,945
Investments securities, at cost		6,600
Accounts receivable:		
Affiliated companies		14,338
Other		66,303
Total accounts receivable		80,641
Prepaid and sundry assets		29,982
Total Current Assets		333,168
Fixed assets, net		3,112
Total Assets	$	336,280

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Payable to broker-dealers and representatives	$	29,039
Accounts payable and accrued expenses		106,018
Accrued compensation		10,772
Total Current Liabilities		145,829
Total Liabilities		145,829
Commitments and contingencies		-
Stockholder's Equity:		
Common stock, no par value, 2,000 shares authorized, 1,800 issued and outstanding		1,800
Additional paid-in capital		5,306,827
Accumulated deficit		(5,118,176)
Total Stockholder's Equity		190,451
Total Liabilities and Stockholder's Equity	$	336,280

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENT OF OPERATIONS
Year Ended December 31, 2003

Revenue:	
Investment advisory services	$ 26,787
Brokerage and brokerage services	553,177
Administrative and support services	127,519
Trust and retirement services	8,721
Other	10,910
Total Revenue	727,114
Cost of Sales:	
Investment advisory	31,539
Trailing commissions expense	72,189
Fund administration	24,545
Brokerage operating charges	189,320
Total Cost of Sales	317,593
Gross Profit	409,521
Expenses:	
Employee compensation and benefits	254,757
Occupancy	19,800
Depreciation and amortization	3,637
Professional fees	81,424
Insurance	81,666
Other	98,934
Total Expenses	540,218
Loss from Operations	(130,697)
Other Income (Expense):	
Loss on disposal of assets	(5,974)
Gain on sale of retail discount brokerage accounts	40,000
Interest expense	(2,316)
Total Other Income	31,710
Loss Before Income Taxes	(98,987)
Income Tax Benefit	(4,507)
Net Loss	$ (94,480)

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2003

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
BALANCE - January 1, 2003	$1,800	5,306,827	(5,023,696)	284,931
Net Loss	-	-	(94,480)	(94,480)
BALANCE - December 31, 2003	$1,800	5,306,827	(5,118,176)	190,451

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (94,480)
Adjustment to reconcile net income to net cash used in operating activities:	
Provision for depreciation	3,620
Provision for bad debt	3,588
Gain on sale of retail discount brokerage accounts	(40,000)
Loss on disposal of fixed assets	5,974
(Increase) decrease in operating assets:	
Receivable from affiliated companies	5,239
Accounts receivable	(1,746)
Prepaid and sundry assets	73,094
Increase (decrease) in operating liabilities:	
Payable to broker-dealers	(67,306)
Accounts payable and accrued expenses	40,457
Intercompany payables	(73,611)
Accrued compensation	3,304
Net cash used in operating activities	(141,867)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(1,843)
Proceeds from sale of retail discount brokerage accounts	40,000
Proceeds from transfer of fixed assets to affiliate	125
Net cash provided by investing activities	38,282
CHANGE IN CASH AND CASH EQUIVALENTS	(103,585)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	319,530
END OF YEAR	$ 215,945
SUPPLEMENTARY INFORMATION	
Interest paid during year	$ 2,316

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2003

Note 1—NATURE OF OPERATIONS

Unified Financial Securities, Inc. ("Securities"), an Indiana corporation, is a wholly owned subsidiary of Unified Financial Services, Inc. ("Financial"). Securities is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc ("NASD").

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Clearing Revenue and Commissions

Clearing revenue and commissions are recorded on the settlement date of the related security transaction. This does not materially differ from recording commissions based upon the trade date.

Depreciation

Depreciation of fixed assets is computed using the straight-line and accelerated methods over the estimated useful lives of the assets.

Income Taxes

Securities is included in the consolidated income tax returns filed by Financial. Consolidated income tax expense is generally allocated based upon each entity's proportionate share of income, expenses, and credits.

Accounts Receivable

Securities carries its accounts receivables at cost less an allowance for doubtful accounts. On a periodic basis, Securities evaluates its accounts receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

Cash and Cash Equivalents

For purposes of the statements of cash flows, management considers all liquid investments with a maturity of three months or less to be cash equivalents. Securities' deposit with clearing organizations is restricted.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3—SALE OF RETAIL DISCOUNT BROKERAGE ACCOUNTS

As of December 1, 2003, Securities sold all of the retail brokerage accounts to Westminster Financial for $40,000.

Note 4—FIXED ASSETS

Fixed assets at December 31, 2003 consisted of:

Equipment	$ 6,766
Furniture and fixtures	6,088
Total fixed assets	12,854
Accumulated depreciation	(9,742)
Fixed assets, net	$ 3,112

Note 5—LEASES

Financial has operating leases expiring in 2007 for office facilities and equipment. Such obligations are allocated between Unified Fund Services, Inc. ("Fund") and Securities (Fund is a wholly owned subsidiary of Financial). The leases include clauses for adjustment of operating costs and real estate taxes that are not reflected as part of the minimum obligation.

Securities allocation of rent expense was $19,800 for the year ended December 31, 2003.

Note 6—INCOME TAXES

Securities records deferred income taxes in accordance with SFAS No. 109. The components of income tax expense for the year ended December 31, 2003 was as follows:

Current income tax	
Federal	$ -
State	(4,507)
Total current	(4,507)
Deferred income tax	
Federal	-
State	-
Total deferred	-
Total income tax	$ (4,507)

Note 7—NET CAPITAL REQUIREMENTS

Securities is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (rule 15c3-1). The Uniform Net Capital Rule requires Securities to maintain a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $50,000 at December 31, 2003, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2003, Securities had net capital of $84,247, which was $34,247 in excess of its required net capital of $50,000, and a net capital ratio of 1.859 to 1.

Note 8—LEGAL PROCEEDINGS

On November 15, 2001, an arbitration was filed against Securities and certain other defendants (Martin and Diane Saniski v. Unified Financial Securities, Inc., Hackett Associates, Inc., Donald Friedman, Louis Aarons and Cliff Cardine, NASD Arbitration No. 01-05465). The claimants in such action opened a joint account with Securities into which they deposited restricted shares of PMC Sierra common stock registered to Martin Saniski. Apparently for estate and income tax planning purposes, claimants sought to transfer a portion of the shares to an account belonging to Diane Saniski only, and then transfer the shares to a charitable remainder trust, which then would sell the shares. The entire sequence of transfers took a little less than 60 days to complete. During such 60-day period, the market price of the PMC Sierra shares declined. Claimants allege that they placed an order to sell the PMC Sierra shares with the individual financial planner with whom they were dealing (an individual who is not a registered agent of Securities), but that the order was not executed. Claimants request at least $6.5 million in compensatory damages. Management believes, upon consultation with counsel, that the claims are without merit and intends to defend the action vigorously. Securities has filed cross claims against the other defendants in this arbitration and also has filed a claim against Hackett Associates, Inc., pursuant to its agreement with Hackett Associates, Inc., for reimbursement of Securities' expenses to defend this matter. We are a party to various other lawsuits, claims and other legal actions arising in the ordinary course of business. While the outcome of these matters currently is not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on Securities' financial position, results of operations or cash flows.

On August 15, 2003, an arbitration was filed against Securities and certain other defendants (Frances Jean Bush v Unified Financial Securities, Inc., Waterstone Financial Group, Inc. et al) (NASD Arbitration No. 03-04535). The claimants in such action opened an account through Waterstone Financial Group, Inc. (Waterstone) an NASD member broker dealer clearing through Securities, into which they deposited securities and monies worth approximately $500,000. During the period beginning late 2000 through August 2003 claimants allege the market value of their brokerage account (which was serviced by a registered representative of Waterstone who is not a registered agent of Securities) as eroded $300,000 from $500,000 to $200,000. Claimant requests $300,000 market value loss of assets plus lost earnings, attorney and related legal costs. Management believes, upon consultation with counsel, that the claims are without merit and intends to defend the action vigorously. Securities has filed a claim against Waterstone, pursuant to its agreement with Waterstone, pursuant to its agreement with Waterstone, for reimbursement of Securities' expense to defend this matter.

Note 9—FINANCIAL INSTRUMENTS

Financial instruments, which potentially subject the company to concentrations of credit risk, are cash investments, which are placed with high-credit quality financial institutions. The company believes no significant concentration of credit risk exists with respect to these financial statements. The carrying amounts and estimated fair value of our financial instruments at December 31, 2003 approximates the fair value. FASB Statement No. 107 "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Note 10—TRANSACTIONS WITH RELATED PARTIES

Financial, Securities and Fund share leased office facilities, equipment, and administrative services. Fund pays the expenses and charges the other entities. These expenses are allocated based upon estimated usage. The unpaid reimbursement expenses and advances result in receivables.

The allocation of corporate overhead by Financial was $17,534 for 2003.

At December 31, 2003, Securities had a receivable from Fund of $25,145.

At December 31, 2003, Securities had a payable to Financial of $10,807.

Note 11—EMPLOYEE BENEFIT PLANS

Financial provides a defined contribution retirement plan that covers substantially all employees of the consolidated companies. During 2003, no contributions were made to this plan.

Financial also maintains a 401(k) Plan and matches the employee's contribution up to fifty percent of the first six percent of the employee's before-tax contribution. For the years ended December 31, 2003, Securities' contribution was $3,950.

Note 12—SUBSEQUENT EVENTS

As of January 26, 2004, Securities entered into a new NASD Membership Agreement. Securities is now required to maintain a net capital requirement of $5,000 pursuant to SEC rule 5c3-1(a)(1)(i) and (a)(2)(vi). Pursuant to SEC rule 15c3-3(k)(1), the customer protection rule, Securities business is now limited to the distribution of mutual funds. This rule also stipulates the broker dealer will not hold customer funds or safekeep customer securities.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)
COMPUTATION OF NET CAPITAL
Year Ended December 31, 2003

NET CAPITAL	
Total stockholder's equity	$ 190,451
Deductions and/or charges:	
Membership in exchanges	-
Accounts receivable	-
Aged fail-to-deliver	-
Other deductions	(102,391)
Net capital before haircuts on securities positions	88,060
HAIRCUTS ON SECURITIES	
Common stock	-
Money market investments	3,814
Other	-
	3,814
NET CAPITAL	$ 84,246
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 156,636
TOTAL AGGREGATE INDEBTEDNESS	$ 156,636
COMPUTATION OF NET CAPITAL REQUIREMENT	
Net capital requirement (greater of 6 2/3% aggregate indebtedness or $50,000 for 2003)	$ 50,000
Excess net capital	$ 34,246
Excess net capital if 1,000% (net capital, less 10% of aggregate indebtedness)	$ 68,582
Ratio: Aggregate indebtedness to net capital	1.86 to 1

No material differences exist between the above computation and the computation in Securities' unaudited FOCUS Report (Form-X-17A-5).

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Year Ended December 31, 2003

This calculation is not required. Securities is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2).

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
Year Ended December 31, 2003

This calculation is not required. Securities is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2).

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Unified Financial Securities, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

February 3, 2004